UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42307

SKK Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

27 First Lok Yang Road, Singapore	629735
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

Registered Direct Offering

On August 12, 2026 and August 13, 2026, SKK Holdings Limited (the “Company”) entered into certain Securities Purchase Agreements (the “Securities Purchase Agreements”) with certain investors (collectively, the “Investors”) named on the signature pages thereto, pursuant to which the Company agreed to issue and sell, and the Investors agreed to purchase, in a registered direct offering (the “Offering”), an aggregate of 770,000 Class A Ordinary Shares, par value US$0.0025 per share (the “Class A Ordinary Shares”), at a purchase price of US$4.46 per share.

The Class A Ordinary Shares were offered pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-295547), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 5, 2026, as subsequently amended, and declared effective by the SEC on May 15, 2026, including the prospectus forming a part thereof, as supplemented by a prospectus supplement dated August 12, 2026, relating to the Offering.

The closing of the Offering occurred on August 17, 2026, in accordance with the terms and conditions set forth in the Securities Purchase Agreements. Upon the closing, the Company issued and sold an aggregate of 770,000 Class A Ordinary Shares and received aggregate gross proceeds of US$3,434,200 before deducting offering expenses, based on the U.S. dollar value of the USDT received in the Offering. The Investors paid their respective purchase prices in Tether (“USDT”). The USDT received in the Offering was valued in U.S. dollars using Coinbase and the price quoted as of August 11, 2026. The Company intends to hold such USDT and may convert all or a portion thereof into U.S. dollars or other fiat currency for working capital and general corporate purposes.

The Securities Purchase Agreements contain customary representations and warranties, covenants, closing conditions and termination rights.

The foregoing description of the Securities Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Securities Purchase Agreement filed as Exhibit 10.1 to this report on Form 6-K and incorporated herein by reference.

After the closing of the Offering and completion of the issuance of the Class A Ordinary Shares, the Company had a total of 2,875,332 Class A Ordinary Shares issued and outstanding and a total of 1,085,264 Class B Ordinary Shares issued and outstanding.

Conyers Dill & Pearman, Cayman Islands counsel to the Company, delivered an opinion regarding the validity of the Class A Ordinary Shares issued and sold in the Offering, a copy of which is filed as Exhibit 5.1 to this report on Form 6-K.

Incorporation By Reference

This report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-295547) and Form S-8 (File No. 333-297943) filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit Number	Exhibit Title
5.1	Opinion of Conyers, Dill & Pearman
10.1	Form of Securities Purchase Agreement by and between SKK Holdings Limited and the Investors
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKK Holdings Limited

Date: August 18, 2026	By	/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer (Principal Executive Officer)